Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on December 4, 2020 for action to be taken.

2020 VOTING INSTRUCTIONS **AMERICAN DEPOSITARY SHARES**

ECMOHO Limited (the "Company")

CUSIP No.:	27888P104.
ADS Record Date:	November 6, 2020.
Meeting Specifics:	Annual General Meeting to be held on Friday, December 11, 2020 at 10:00 a.m. (local time) 2/F, 1000 Tianyaoqiao Road, Xuhui District, Shanghai 200030, People's Republic of China (the "Meeting").
Meeting Agenda:	Please refer to the Company's Notice of Annual General Meeting and other relevant documents on the Company's website: https://ir.ecmoho.com.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of November 13, 2019.
Deposited Securities:	Class A ordinary shares, par value US$0.00001 per share, of the Company.
Custodian:	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement ("ADSs") and identified above, acknowledges receipt of a copy of the Depositary's Notice of Annual General Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. All capitalized terms not defined herein shall have the meaning given to such term in the Deposit Agreement. **The information with respect to the Meeting and the ADS Voting Instructions contained herein and in any related materials may change after the date hereof as a result of a change in circumstances (*e.g.*, an adjournment or cancellation of the Meeting, and change in manner of holding the Meeting). The Company intends to announce any changes and updates only on its website https://ir.ecmoho.com. We encourage you to check the referenced Company website for any updates to the information with respect to the Meeting and the ADS Voting Instructions as it is not expected that any additional information will be distributed to you via mail or email.**

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder's ADSs in accordance with such voting instructions timely received from Holders of ADSs. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise contemplated in Section 4.10 of the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder's ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

RESOLUTIONS

Proposal 1: As an ordinary resolution, THAT the nomination of the following as Directors of the Board be ratified, confirmed, approved and adopted.

a. Zoe Wang
b. Leo Zeng
c. Greg Ye
d. Rachel Sang
e. Daniel Wang

Proposal 2: As an ordinary resolution, THAT the appointment of the independent auditor Friedman LLP for the fiscal year ending December 31st 2020 be ratified, confirmed, approved and adopted.

The Board of Directors recommends a FOR vote for all resolutions.

A Issues ECMOHO Limited

Resolutions

	For	Against	Abstain
Resolution 1a.	☐	☐	☐
Resolution 1b.	☐	☐	☐
Resolution 1c.	☐	☐	☐
Resolution 1d.	☐	☐	☐
Resolution 1e.	☐	☐	☐
Resolution 2	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If this Voting Instructions Card is signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an "ABSTAIN" voting instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. A Voting Instructions Card executed by a corporation should be in the full name of a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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